UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

EMTEC, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-32789	87-0273300
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

572 Whitehead Road, Bldg. #1

Trenton, NJ 08619

(Address of principal executive offices)

(609) 528-8500

(Issuer’s Telephone Number)

With Copies to:

Ira I. Roxland, Esq. Sonnenschein Nath & Rosenthal LLP 1221 Avenue of the Americas New York, NY 10020	Carmen J. Romano, Esq. Dechert LLP 4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103

EMTEC, INC.

572 Whitehead Road, Bldg. #1

Trenton, NJ 08619

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to holders of record on July 14, 2005, of the outstanding shares of common stock, par value $0.01 per share, of Emtec, Inc., a Delaware corporation (“Emtec”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act. This Information Statement is being mailed to such holders on or about July 18, 2005.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE BY, OR A MEETING OF, EMTEC’S STOCKHOLDERS. THEREFORE, WE ARE NOT SOLICITING PROXIES.

References throughout this information statement to “we”, “us” and “our” are to Emtec, Inc.

July 18, 2005

INTRODUCTION

We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, pursuant to Section 14(f) of the Exchange Act, the transactions contemplated by the Agreement and Plan of Merger discussed below under “Change-of-Control” will be completed. At that time:

Pursuant to an Agreement and Plan of Merger dated as of July 14, 2005 (the “Merger Agreement”), by and among Emtec, Emtec Viasub LLC, a Delaware limited liability company and wholly-owned subsidiary of Emtec (“MergerCo”), and Darr Westwood Technology Corporation, a Delaware corporation (“Darr”), Darr will merge with and into MergerCo, with MergerCo remaining as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Emtec (the “Merger”).

In connection with the Merger, and as provided in the Merger Agreement, each of the 500 shares of Darr common stock issued and outstanding immediately prior to the Merger shall be canceled and extinguished and automatically converted into (i) 19,056.22 shares of our common stock and (ii) a 5-year warrant to purchase shares of our common stock which shall be subject to adjustment. The warrant shall evidence the obligation of Emtec to issue shares of its capital stock in the aggregate equal to ten percent (10%) of such stock calculated on a fully diluted basis at the time of and after giving effect to the exercise of the warrant. The aggregate exercise price of the warrant is $3,645,752. The per share exercise price shall be equal to such former Darr stockholders aggregate exercise price divided by the number of warrant shares received by the Darr stockholder. Additionally, by virtue of the Merger and without any action on the part of the holders of the equity interests in MergerCo, each issued and outstanding equity interest of MergerCo shall be converted into one equity interest of the Surviving Company.

Pursuant to the Merger Agreement, as soon as practicable after the closing of the Merger, but in no event later than 30 days thereafter, we will initiate a self-tender offer to repurchase up to 2,864,584 shares of our common stock having an aggregate purchase price of up to $5.5 million at a price of $1.92 per share.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change-of-control of Emtec on the date the Merger is completed. Upon completion of the Merger, it is anticipated that Frank Jerd, George Raymond, Ronald Seitz, and John Howlett will resign from our board of directors and Greg Chandler, Dinesh Desai, Keith Grabel, and Brian McAdams will be appointed directors of Emtec.

As of July 14, 2005, we had 7,566,888 shares of common stock issued and outstanding, which is comprised of the only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held. Each share of common stock is entitled to one vote.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Emtec’s filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov. We also urge you to read our offer to purchase and other documents relating to our self-tender offer filed with the SEC when they become available because they will contain important information. You will be able to obtain such documents free of charge at the SEC’s website or by writing to us at 572 Whitehead Road, Bldg. #1, Trenton, New Jersey 08619, Attn: Sam Bhatt.

CHANGE-OF-CONTROL

The Merger will result in a change-of-control of Emtec. Upon consummation of the Merger, the stockholders of Darr will collectively acquire 55.7% of our then issued an outstanding shares of common stock of Emtec, while the remaining shareholders of Emtec will own approximately 44.3% of such issued and outstanding shares, based on 17,094,998 shares outstanding after the Merger. The remaining shareholders of Emtec would own approximately 39.8% of the issued and outstanding shares of our common stock if the warrant to purchase an additional 10% of the shares of our common stock is exercised, which, if exercised immediately after the closing of the Merger, would result in 18,994,442 shares of common stock outstanding.

After the closing of the Merger, Emtec will commence a tender offer pursuant to which we will offer to repurchase shares of our common stock having an aggregate purchase price of up to $5.5 million, which will be effectuated through a tender offer for up to 2,864,584 shares with a price of $1.92 per share. The current stockholders of Darr will not participate in this tender offer. Certain of the existing directors and officers of Emtec intend to participate in this tender offer. The share numbers referred to herein do not take into account the capital structure of Emtec following the tender offer.

The transaction contemplated by the Merger Agreement is intended to be a “tax-free” reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

As discussed above, the Merger Agreement also provides that upon completion of the Merger, our board of directors will appoint Greg Chandler, Dinesh Desai, Keith Grabel, and Brian McAdams as directors of Emtec. Frank Jerd, George Raymond, Ronald Seitz, and John Howlett will resign immediately after such appointment, although Messrs. Seitz and Howlett will remain with Emtec in executive capacities pursuant to respective 3-year employment agreements. Accordingly, following the Merger, Greg Chandler, Dinesh Desai, Keith Grabel, and Brian McAdams will constitute the entire board of directors of Emtec.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE MERGER

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of July 14, 2005, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our named executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of July 14, 2005 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of July 14, 2005, 7,566,888 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. The address of each shareholder is listed in the table.

Title Of Class	Name and Address Of Beneficial Owner	Amount Of Beneficial Ownership	Percent Of Class
Common Stock	John and Rosemary Howlett Chairman and Chief Executive Officer 572 Whitehead Road, Bldg. #1 Trenton, NJ 08619	1,400,910 shares	18.5%

Common Stock	Ronald Seitz President and Chief Operating Officer 572 Whitehead Road, Bldg. #1 Trenton, NJ 08619	829,519 shares[1]	11.0%

Common Stock	Tom Dresser 3505 S. Ocean Boulevard Hollywood, FL 33019	1,029,774 shares	13.6%

Common Stock	Richard Landon 142 York Road Delran, NJ 08075	955,974 shares	12.6%

Common Stock	Carla Seitz P.O. Box 2243 Mt. Pleasant, SC 29465	782,707 shares[2]	10.3%

Common Stock	Sam Bhatt Vice President-Finance and Treasurer 572 Whitehead Road, Bldg. #1 Trenton, NJ 08619	27,631 shares	0.4%

Common Stock	George Raymond Director 572 Whitehead Road, Bldg. #1 Trenton, NJ 08619	65,000 shares[3]	0.9%

Common Stock	R. Frank Jerd Director 572 Whitehead Road, Bldg. #1 Trenton, NJ 08619	88,030 shares[4]	1.2%

Common Stock	All directors and named executive officers as a group (5 persons)	2,411,090 shares[5]	31.4%

[1]	Excludes 782,707 shares owned by Carla Seitz, Mr. Seitz’s spouse. Mr. Seitz disclaims any beneficial interest in these shares.
[2]	Excludes 829,519 shares owned by Ronald Seitz, Mrs. Seitz’s spouse. Mrs. Seitz disclaims any beneficial interest in these shares.
[3]	Includes 45,000 shares issuable upon the exercise of options.
[4]	Includes 75,000 shares issuable upon the exercise of options.
[5]	Includes 120,000 shares issuable upon the exercise of options. Excludes 782,707 shares owned by Carla Seitz, Mr. Seitz’s spouse. Mr. Seitz disclaims any beneficial ownership in the shares owned by his spouse.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT FOLLOWING THE MERGER

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Merger by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our named executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

We currently have 7,566,888 shares of our common stock issued and outstanding. In connection with the Merger, we will issue 19,056 shares for each of the 500 issued and outstanding shares of Darr common stock. Therefore, we anticipate that 9,528,110 shares of our common stock will be issued to Darr’s stockholders along with warrants to purchase up to 1,899,444 additional shares, subject to adjustment, of our common stock pursuant to the terms of the Merger Agreement, which could result in up to 18,994,442 shares of our common stock outstanding after giving effect to the Merger.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the closing date of the Merger are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage of any other person. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

The following table sets forth certain information regarding the beneficial ownership of our common stock after giving effect to the Merger but before giving any effect to the tender offer by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

Unless otherwise indicated in the table, the address of each stockholder listed in the table is c/o Emtec, Inc., 572 Whitehead Road, Bldg. #1, Trenton, NJ 08619.

Title Of Class	Name and Address Of Beneficial Owner	Amount Of Beneficial Ownership	Percent Of Class
	Directors, Executive Officers and Five Percent Stockholders:

Common Stock	Dinesh Desai Chairman and Chief Executive Officer, Director	9,142,043 shares[6]	48.2%

Common Stock	John Howlett President, Northeast Operations	1,400,910 shares[7]	7.4%

Common Stock	Ronald Seitz President, Southeast Operations	829,519 shares[8]	4.4%

Common Stock	Stephen Donnelly Chief Financial Officer	0 shares	0.0%

Common Stock	Greg Chandler Director	0 shares	0.0%

Common Stock	Keith Grabel Director, and President, Westwood Operations	1,905,622 shares[9]	10.0%

Common Stock	Brian McAdams Director	0 shares	0.0%

Title Of Class	Name and Address Of Beneficial Owner	Amount Of Beneficial Ownership	Percent Of Class

Common Stock	Margaret Grabel	2,285,510 shares[11]	12.0%

Common Stock	Tom Dresser 3505 S. Ocean Boulevard Hollywood, FL 33019	1,029,774 shares	5.4%

Common Stock	Richard Landon 142 York Road Delran, NJ 08075	955, 974 shares	5.0%

Common Stock	All directors and named executive officers as a group (7 persons)	11,372,472 shares	59.9%

[6]	Held by Mr. Desai through DARR Westwood LLC. Includes 1,519,555 shares issuable upon exercise of a warrant equal to 8% of the then-outstanding common stock of Emtec on a fully diluted basis.
[7]	Owned jointly with Rosemary Howlett, Mr. Howlett’s spouse.
[8]	Excludes 782,707 shares owned by Carla Seitz, Mr. Seitz’s spouse. Mr. Seitz disclaims any beneficial interest in these shares.
[9]	Includes 1,905,622 shares owned by Margaret Grabel, Mr. Grabel’s spouse. Mr. Grabel disclaims any beneficial interest in these shares.
[10]	Excludes 782,707 shares owned by Carla Seitz, Mr. Seitz’s spouse. Mr. Seitz disclaims any beneficial ownership in these shares.
[11]	Includes 379,888 shares issuable upon exercise of a warrant equal to 2% of the then-outstanding common stock of Emtec on a fully diluted basis.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Merger following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors will be reconstituted and fixed at 4 directors. On that date, and upon the closing of the transactions contemplated by the Merger Agreement, Greg Chandler, Dinesh Desai, Keith Grabel, and Brian McAdams will be appointed to the board of directors of Emtec, and Frank Jerd, George Raymond, Ronald Seitz, and John Howlett will resign from their positions as directors. The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Darr prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

Name	Age	Year First Appointed Director	Positions
John Howlett	61	1996	Director, Chief Executive Officer

Ronald Seitz	58	1995	Director, President, Chief Operating Officer

Frank Jerd	63	2001	Director

George Raymond	68	2002	Director

Sam Bhatt	37	—	Vice President-Finance, Treasurer

JOHN P. HOWLETT—Chief Executive Officer and Chairman of the Board of Directors. Mr. Howlett has served as our Chairman of the Board and Chief Executive Officer since January 17, 2001 and Chief Executive Officer of our wholly-owned subsidiary, Emtec-NJ, since August, 1998. He has been a director of Emtec-NJ since October, 1996. Mr. Howlett was the founder (in 1983) of Cranford, New Jersey-based Comprehensive Business Systems, Inc. (CBSI). CBSI primarily provided microcomputer systems, network integration, training, and data communications to mid-size and Fortune 1000 corporations. In October 1996, CBSI merged into Emtec-NJ. Prior to founding CBSI, Mr. Howlett was with the AT&T Long Lines Division for twelve years. He earned a Bachelor of Science degree in Electrical Engineering from Rose Hulman Institute of Technology in Terre Haute, Indiana, and a Master of Business Administration degree from Fairleigh Dickinson University in New Jersey. A Vietnam veteran, Mr. Howlett served in the U.S. Army for four years.

RONALD SEITZ—President, Chief Operating Officer, and Director. Mr. Seitz has been our President and Chief Operating Officer since February 2003 and Executive Vice-President and a director since January 17, 2001 and Executive Vice President of Emtec-NJ since March, 1996. From April 1995 to March 1996 he was the Chief Operating Officer of Emtec-NJ. He has been a director of Emtec-NJ since April, 1995. Mr. Seitz was the founder (in 1980) of Charleston, South Carolina-based Computer Source, Inc. (CSI). CSI primarily provided microcomputer systems, network integration, and data communications to mid-size and Fortune 1000 corporations. In April 1995, CSI merged with Landress Information Systems of Mt. Laurel, New Jersey to become Emtec-NJ. Prior to founding CSI, Mr. Seitz was employed for six years as an engineer with the U.S. government in Washington, DC. He graduated from North Carolina State University with a Bachelor of Science degree and from George Washington University with an MBA in computer science. Mr. Seitz also holds a DMD degree from the Dental School at the Medical University of South Carolina.

FRANK JERD—Director. Mr. Jerd was appointed as a director upon the consummation of our merger with Emtec-NJ on January 17, 2001. Mr. Jerd is, and has been, chief executive officer of Viecore FSD Corporation, a software development company, since May 2002. From 1994 to May 2002, he was a technology consultant for Montauk Capital in New York. He was CEO of Gandalf Systems Corporation from 1993 to 1994. From 1992 to 1993, he was chief executive officer of Benesys, Inc., a medical software company. Mr. Jerd earned a Bachelor of Science Degree in Mathematics at Marshall University.

GEORGE RAYMOND—Director. Mr. Raymond has been our director since August 22, 2002. Mr. Raymond has been retired from active employment since 1989. Since his retirement, he has worked as a consultant to the information technology industry. In 1972, Mr. Raymond founded Automatic Business Centers, Inc., a payroll process service company and served as its president until its sale to Automatic Data Processing in 1989. In 1965 he co-founded Computer Services Inc, a general purpose data processing service company, which was purchased by Management Data Corp. in 1969. Mr. Raymond served as the president of Computer Services Inc. until 1972. Prior thereto, Mr. Raymond was a management consultant with Touche Ross & Co. from 1961 to 1965. Currently Mr. Raymond serves on the Board of directors of five companies, three of which are publicly traded. The publicly traded companies are BMC Software, DocuCorp International and NationsHealth Inc.

SAM BHATT—Vice President-Finance and Treasurer. Mr. Bhatt has been our Vice President-Finance and Treasurer since January 17, 2001 and of Emtec-NJ since July, 2000. Prior to that and from July 1997, he was Director of Accounting of Emtec-NJ. He also held the positions at Emtec-NJ of Accounting Manager (from 1994 to July 1997) and of Senior Accountant (from 1992 to 1994). Mr. Bhatt holds a Bachelor of Science Degree in Business Administration from Drexel University in Pennsylvania and a Diploma in Hotel Management from the Institute of Hotel Management and Catering Technology in Bombay, India.

Officers, Directors and Key Employees Following Merger

Name	Age	Positions
Dinesh Desai	55	Chairman, Chief Executive Officer and Director

John Howlett	61	President, Northeast Operations

Ronald Seitz	58	President, Southeast Operations

Greg Chandler	38	Director

Keith Grabel	53	Director and President, Westwood Operations

Brian McAdams	63	Vice Chairman and Director

Stephen Donnelly	47	Chief Financial Officer

Sam Bhatt	37	Vice President-Finance and Treasurer

DINESH DESAI—Chief Executive Officer and Chairman of the Board of Directors. From 1986 to the present, Mr. Desai has been the Chairman and CEO of DARR Global Holdings, Inc., a management consulting firm. Since 2004, he has served as Chairman on the Board of Directors of two private corporations, Westwood Computer Corporation and DARR Westwood Technology Corporation. Mr. Desai has also served as a member of the Board of Directors of the Enterprise Center, a Nonprofit Organization. Mr. Desai holds a Bachelor of Science Degree in chemical engineering from the Indian Institute of Technology in Bombay, India, and a Masters of Science Degree in both chemical and industrial engineering from Montana State University. He earned an Masters in Business Administration from Temple University in 1978.

GREG CHANDLER—Director. Since 1999, Mr. Chandler has worked in the Investment Banking Practice at Janney Montgomery Scott LLC, where he currently holds the position of Managing Director of Business and IT Services Practice. Prior to this, he worked as a manager in the Office of the CFO consulting practice at Price Waterhouse Coopers, managed audits with Coopers & Lybrand, and served as an officer in the United States

Army. Mr. Chandler is a Certified Public Accountant and is potentially qualified to serve as an “audit committee financial expert.” He holds a Bachelor of Science Degree from the United States Military Academy at West Point and a Masters in Business Administration from Harvard University.

KEITH GRABEL—Director. Since 2000, Mr. Grabel has held the positions of president and director of Westwood Computer Corporation. For the past year, he has also served as president and director of DARR Westwood Technology Corp. Mr. Grabel graduated from the University of Miami School of Business in 1974.

BRIAN McADAMS—Director and Vice Chairman. In the last five years, Mr. McAdams has served as a Senior Partner with DARR Global Holdings, as the Vice Chairman of Westwood Computer Corporation, the CEO of Passport Express Services, Inc., and the CEO of My Help Desk, Inc. He has held prior positions as director at two public companies: Crusader Bank Corporation and National Media Corporation, where he served as both Chairman and CEO.

STEPHEN DONNELLY—Chief Financial Officer. Since 2002, Mr. Donnelly has been the Chief Financial Officer of DARR Global Holdings, Inc. a management consulting firm. Since 2004, he has served as an officer for Westwood Computer Corporation. Between 1993 and 2002, Mr. Donnelly worked as a Manager and Managing Director for Acquisition Management Services, Inc., a merger and acquisition advisory firm. Prior to that, he has worked as a Director of Operations for a privately-held human resource and employee benefits software developer and as a Financial Manager for a healthcare organization. Mr. Donnelly began his career with the accounting firm of PriceWaterhouse. He is a Certified Public Accountant with a Bachelor’s degree in Accounting from Villanova University (in 1980).

Please refer to prior pages for information concerning for Messrs. Seitz, Howlett, and Bhatt.

Employment Agreements

JOHN HOWLETT. Emtec entered an employment agreement, dated as of July 14, 2005, with Mr. Howlett, pursuant to which Mr. Howlett is to serve as our President of Northeast Operations for a period commencing on the effective date of the Merger (the “Effective Date”) and terminating on August 31, 2008, although this term may be extended annually for additional one-year periods with the mutual consent of the parties. Under the terms of this agreement, Mr. Howlett is entitled to receive a base salary of $230,000, which shall be increased by 5% each year of the initial term of employment. In addition, Mr. Howlett is eligible to receive both an annual bonus of $100,000 and a bonus targeted at 50% of his base salary based upon the achievement by Emtec of performance criteria set forth in the employment agreement.

Mr. Howlett’s employment is subject to early termination in the event of his death or disability or in the event that either he or Emtec elect to terminate his employment. In the event his employment is terminated for any reason during the term of the agreement, Mr. Howlett will be entitled to any earned or accrued but unpaid base salary through the date of termination and to all amounts payable and benefits accrued under any applicable plan, policy, program, or practice of Emtec in which he was a participant during his employment with Emtec in accordance with the terms of the employment agreement. In the case that Mr. Howlett’s employment is terminated by Emtec without cause or his employment terminates in the event of death or disability, he will be entitled to his base salary for the entire initial term of employment and to a pro-rata bonus payment for the year of his termination, as set forth in the employment agreement.

The employment agreement is effective only upon the consummation of the Merger. The obligations of Mr. Howlett and Emtec under the employment agreement will automatically terminate in the event the Merger is terminated or not consummated for any reason.

RONALD SEITZ. Emtec entered an employment agreement, dated as of July 14, 2005, with Mr. Seitz, pursuant to which Mr. Seitz is to serve as our President of Southeast Operations for a period commencing on the Effective Date and terminating on August 31, 2008, although this term may be extended annually for additional one-year periods with the mutual consent of the parties. Under the terms of this agreement, Mr. Seitz is entitled to receive a base salary of $230,000, which shall be increased by 5% each year of the initial term of employment. In addition, Mr. Seitz is eligible to receive both an annual bonus of $100,000 and a bonus targeted at 50% of his base salary based upon the achievement by Emtec of performance criteria set forth in the employment agreement.

Mr. Seitz’s employment is subject to early termination in the event of his death or disability or in the event that either he or Emtec elect to terminate his employment. In the event his employment is terminated for any reason during the term of the agreement, Mr. Seitz will be entitled to any earned or accrued but unpaid base salary through the date of termination and to all amounts payable and benefits accrued under any applicable plan, policy, program, or practice of Emtec in which he was a participant during his employment with Emtec in accordance with the terms of the employment agreement. In the case that Mr. Seitz’s employment is terminated by Emtec without cause or his employment terminates in the event of his death or disability, he will be entitled to his base salary for the entire initial term of employment and a pro-rata bonus payment for the year of his termination, as set forth in the employment agreement.

The employment agreement is effective only upon the consummation of the Merger. The obligations of Mr. Seitz and Emtec under the employment agreement will automatically terminate in the event the Merger is terminated or not consummated for any reason.

KEITH GRABEL—Westwood Computer Corporation, a subsidiary of Darr (“Westwood”), entered an employment agreement, dated as of April 16, 2004, with Mr. Grabel, pursuant to which Mr. Grabel is to serve as president of that company, for an initial period commencing on April 16, 2004, and terminating on April 16, 2009, which will automatically be extended for one (1) additional year at the end of the initial five (5) year term, and again each successive year thereafter. Such annual extensions may cease by either party delivering written notice of such cessation to the other party with at least sixty (60) days notice. Under the terms of this agreement, Mr. Grabel is entitled to receive an annual base salary of (i) $250,000 in the first year of the term of employment, (ii) $275,000 in the second year of the term of employment, (iii) $300,000 in the third year of the term of employment, and (iv) $325,000 in the fourth year of the term of employment. Mr. Grabel’s base salary for each year will be increased to 200% of his then-current salary in the event that Westwood terminates its employment agreement with Margaret Grabel. In addition, Mr. Grabel is to receive an annual bonus of (i) $375,000 in the first year of the term of employment, (ii) $400,000 in the second year of the term of employment, (iii) $440,000 in the third year of the term of employment, and (iv) $400,000 in the fourth year of the term of employment, payable in quarterly installments in each year.

Mr. Grabel’s employment is subject to early termination in the event of his death or disability or in the event that either he or Westwood elect to terminate his employment under certain circumstances. In the event his employment is terminated by Mr. Grabel during the term of the agreement, Mr. Grabel will be entitled to (i) any earned but unpaid base salary through the date of termination, (ii) a pro rata portion of his termination salary, which shall be (a) $150,000 for the first year of the term of employment, (b) $200,000 for the second year of the term of employment, (c) $250,000 for the third year of the term of employment, (d) $300,000 for the fourth year of the term of employment, and (v) $350,000 for the fifth year of the term of employment, (iii) payment for accrued vacation days, (iv) any bonus payments, and (v) all amounts payable and benefits accrued under any applicable plan, or arrangements of the company. In the event Westwood terminates Mr. Grabel’s employment for any reason, Mr. Grabel will be entitled to (i) all amounts due to him under the agreement, (ii) all amounts due and owing under the note made by Westwood in the amount of $750,000 in favor of Four Kings Management LLC and (iii) all amounts due and owing under the 5% note and 8% note made by Westwood in favor of Mr. Grabel.

Other Agreements

Subordinated Note held by Darr Westwood LLC

Westwood has issued a promissory note to DARR Westwood LLC, a Delaware limited liability company, of which Mr. Desai is the sole member, or permitted assigns, whereby it promises to pay to the holder of such note the principal sum of $750,000. Interest on the unpaid balance of the principal amount of the note is calculated at a floating rate per month equal to the prime rate as published in the Wall Street Journal under “Money Rates” plus four percent (4%), up to a maximum of ten percent (10%). The note reaches maturity on April 16, 2009. Until that date, Westwood must pay to the holder of the note (i) $194,482 on April 16, 2007, (ii) $323,859 on April 16, 2008, and (iii) $231,659 on April 16, 2009, the date the note matures. Accrued interest from April 16, 2004, until March 28, 2007, is due on March 28, 2007. Accrued interest from March 28, 2007, until March 28, 2008, is due on March 28, 2008. Accrued interest from March 28, 2008, until April 16, 2009, is due on April 16, 2009. In addition, the holder of the note is entitled to a quarterly revenue participation fee of 0.0875% of the gross revenue of Westwood, subject to annual adjustments which are capped at $30,000 for any quarter.

Subordinated Note held by Four Kings Management LLC

Westwood has issued a promissory note to Four Kings Management LLC, a Delaware limited liability company, which is an affiliate of Keith Grabel, or permitted assigns, whereby it promises to pay to the holder of such note the principal sum of $750,000. Interest on the unpaid balance of the principal amount of the note is calculated at a floating rate per month equal to the prime rate as published in the Wall Street Journal under “Money Rates” plus four percent (4%), up to a maximum of ten percent (10%). The note reaches maturity on April 16, 2009. Until that date, Westwood must pay to the holder of the note a principal monthly repayment beginning on May 16, 2005 of $9,000 until the note has matured. Interest is payable on the last business day of each month beginning on April 30, 2004. In addition, the holder of the note is entitled to a quarterly revenue participation fee of 0.0875% of the gross revenue of Westwood, subject to annual adjustments which are capped at $30,000 for any quarter.

5% Junior Subordinated Note held by Keith Grabel

Westwood has issued certain promissory notes to Keith Grabel and certain of his family members, whereby it promises to pay to the holders of the notes the aggregate principal sum of $313,695. Interest on the unpaid balance of the aggregate principal amount of the notes is payable at a rate of five percent (5%) per annum. The notes reach maturity on April 16, 2009. Until that date, Westwood must pay to the holders of the notes (i) thirty percent (30%) of the principal amount on April 16, 2006, (ii) thirty percent (30%) of the principal amount on April 16, 2007, (iii) twenty percent (20%) of the principal amount on April 16, 2008, and (iv) twenty percent (20%) of the principal amount on April 16, 2009. Each principal payment is accompanied by all interest then accrued and unpaid on the notes.

8% Junior Subordinated Note held by Keith Grabel

Westwood has issued certain promissory notes to Keith Grabel and certain of his family members, whereby it promises to pay to the holders of the notes the aggregate principal sum of $941,083. Interest on the unpaid balance of the aggregate principal amount of the notes is payable at a rate of eight percent (8%) per annum. The notes reach maturity on April 16, 2007. Until the date of maturity, Westwood must pay to the holders of the notes 16.67% of the aggregate principal amount due every six months. The first such payment took place on October 16, 2004, and the last payment is scheduled for April 16, 2007, the date the notes mature. Each principal payment is accompanied by all interest then accrued and unpaid on the notes.

Family Relationships

Margaret Grabel, the spouse of Keith Grabel, is an employee of Westwood and is the owner of twenty percent (20%) of the outstanding common stock of Darr. There are no other family relationships among our director or officers.

Board of Directors’ Meetings

Our Board usually meets four times a year in regularly scheduled meetings. It may meet more often if necessary. The Board held eight meetings in fiscal 2005. Each director attended all of the meetings. The Chairman usually determines the agenda for the meetings. Board members receive the agenda and supporting information in advance of the meetings. Board members may also raise other matters at the meetings.

Audit, Nominating and Compensating Committees

Since we are not a listed company, we are not required to establish an audit committee. Our board of directors believes it can conduct all of the functions of an audit committee without unduly burdening the duties and responsibilities of the board members. Mr. Greg Chandler, who will be an independent member of our board of directors upon consummation of the Merger, meets the SEC definition of an “audit committee financial expert.”

Currently, there is no compensation committee. The members of the entire board deliberate and decide compensation. Neither Mr. Jerd nor Mr. Raymond is or has been an employee or an officer of Emtec. Mr. Howlett is Emtec’s Chairman and Chief Executive Officer and, following the Merger, will become our President of Northeast Operations. Mr. Seitz is Emtec’s President and Chief Operating Officer and will become our President of Southeast Operations upon consummation of the Merger.

We do not have a nominating committee as the board has determined, given its relatively small size, to perform this function as a whole. We do not currently have a charter or written policy with regard to the nomination process. At this time, we do not have a formal policy with regard to the consideration of any director candidates recommended by our stockholders because historically we have not received recommendations from our stockholders.

Stockholder Communication with Board Members

We maintain contact information for stockholders, both telephone and email, on our website (www.emtecinc.com) under the heading “About Us—Investor Relations.” By following the link, a stockholder will be given access to our telephone number and mailing address as well as a link for providing email correspondence to Investor Relations. Communications sent to Investor Relations and specifically marked as a communication for our Board will be forwarded to the Board or specific members of the Board as directed in the stockholder communication. In addition, communications received via telephone or mail for the Board are forwarded to the Board by one of our officers. Our telephone number is (609) 528-8500. Our address is Emtec, Inc., 572 Whitehead Road, Bldg. # 1, Trenton, NJ 08619.

Board Member Attendance at Annual Meetings

Our Board of Directors does not have a formal policy regarding attendance of directors at our annual stockholder meetings. All directors attended our 2004 annual meeting of stockholders.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers, directors and persons who beneficially own more than 10 percent of the common stock of an issuer with securities registered under Section 12 of the Securities Exchange Act to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of the copies of such reports filed with us, we believe that during the past four fiscal years, such reporting persons complied with the filing requirements of said Section 16(a) or any filing delinquencies by such persons were reported under the Securities Exchange Act, except that George Raymond did not file on a timely basis a Form 3 reflecting his initial statement of beneficial ownership and did not file on a timely basis five Form 4s reflecting one transaction, one transaction, one transaction, two transactions and three transactions, respectively, and Frank Jerd did not file on a timely basis four Form 4s reflecting one transaction, one transaction, one transaction and four transactions, respectively.

Compensation of Directors

Non-employee directors have received annual compensation of $10,000. Directors also receive stock options at the discretion of the Board. Each of our non-employee directors received options to purchase an aggregate of 45,000 shares of common stock for services performed during the past three fiscal years. Non-employee directors receive reimbursement of out-of-pocket expenses incurred for each board meeting or committee meeting attended.

Compensation

The following table sets forth the aggregate compensation that we paid for services rendered to us in all capacities during our fiscal years ended March 31, 2005, 2004 and 2003 by our chief executive officer and by our other executive officers whose cash compensation exceeded $100,000 per year in any such year.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Fiscal	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Number of Options	Long Term Incentive Payouts	All Other Compensation
John Howlett	2005	$229,280	—	—	—	—	—	$15,250[12]
Chief Executive Officer	2004 2003	$216,300 $212,000	— —	— —	— —	— —	— —	$18,553[12] $16,750[12]

Ronald Seitz	2005	$229,280	$25,000	—	—	—	—	$ 4,544[13]
Chief Operating Officer and President	2004 2003	$216,300 $212,000	— —	— —	— —	— —	— —	$ 6,642[13] $ 6,704[13]

Sam Bhatt	2005	$127,300	—	—	—	—	—	—
Vice-President—Finance	2004 2003	$128,757 $120,000	— —	— —	— —	— —	— —	— —

Guy Fessenden	2005	$200,192	$7,500	$13,454[14]	—	—	—	$47,692[15]
Executive Vice-President	2004 2003	$176,154 $150,000	—	$17,500[14] $83,330[14]	—	—	—	— —

[12]	Reflects employer contributions for life insurance premiums and for disability insurance premiums.
[13]	Reflects employer contribution for life insurance premiums.
[14]	Reflects paid commissions during fiscal 2005, 2004 and 2003.
[15]	Reflects severance paid to terminated officer.

Outstanding Stock Options

None of the named executive officers listed in the Summary Compensation Table were granted stock options during the fiscal year ended March 31, 2005. Set forth below is information with respect to unexercised options held by our named executive officers to purchase our common stock.

Aggregated Option Exercises in Fiscal Year 2005

and Fiscal Year End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Securities Underlying Options at March 31, 2005		Value of Unexercised In-the-Money Options
			Exercisable	Unexercisable	Exercisable	Unexercisable
John Howlett	—	$0	0	0	$0	$0
Ronald Seitz	—	$0	0	0	$0	$0
Sam Bhatt	—	$0	4,877	0	$1,699	$0
Guy Fessenden	—	$0	0	0	$0	$0

According to the terms of the Merger Agreement, DARR Westwood LLC and Margaret Grabel, the stockholders of Darr prior to the Merger, will hold warrants to purchase, in the aggregate, up to 10% of our capital stock calculated on a fully diluted basis.

Certain Relationships and Related Transactions

Emtec moved its 2990 Gateway Drive, Norcross, GA office and warehouse location to 500 Satellite Blvd., Suwanee, GA on December 1, 2004. We are occupying approximately 21,000 square feet of office and warehouse space out of a total of approximately 70,000 square feet. This space is leased from GS&T Properties, LLC, in which John Howlett and Ronald Seitz are passive investors, each owning an approximate 10% equity interest. The lease term is for five years with monthly base rent of $12,500.

Except with respect to the Merger or as set forth in the immediately preceding paragraph, none of the following parties has during the last two years had any material interest, direct or indirect, in any relationship with us or in any presently proposed transaction that has or will materially affect us, other than noted herein:

•	any of our directors or officers or any person proposed as a nominee for election as a director, except for Greg Chandler as described below;

•	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;

•	any relative or spouse of one of the foregoing persons who has the same house address as such person.

Mr. Chandler is employed by Janney Montgomery Scott as a Managing Director. Janney has acted as Investment Adviser to Darr in the Merger with Emtec. Janney received a $10,000 retainer and will be paid $250,000 by Darr upon the closing of the Merger. After Mr. Chandler assumes a position as director, there is no plan to engage Janney in any other role as advisor for Emtec. He has no ownership position in Janney and did not receive any direct payments for Janney’s advisory work. Mr. Chandler was asked to join Emtec’s board of directors by Dinesh Desai, who after the Merger will become our Chairman and Chief Executive Officer.

Legal Proceedings

We are not aware of any legal proceedings in which any of our present directors, officers, or owners of record or beneficial owners of more than five percent of any class of our voting securities, or in which any person who may become one of our directors, officers, or more than five percent security holders upon the closing of the Merger, or in which an affiliate of any of the foregoing, is a party adverse to Emtec or has a material interest adverse to Emtec.

By Order of the Board of Directors,

/s/ JOHN HOWLETT
John Howlett, Chief Executive Officer

Dated: July 18, 2005